UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Bayou Well Holdings Company, LLC

1310 W. Sam Houston Pkwy N.

Houston, Texas 77043

(713) 463-1504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,775,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) and (b) 6,866,154 shares of Class B Common Stock, par value of $0.01 per share, of the Issuer (“Class B Common Stock”) and an equivalent number of units of RNGR Energy Services, LLC (“Ranger Units”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”). The Class A Common Stock, Class B Common Stock and Ranger Units are collectively referred to herein as the “Securities.” See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (as defined below) as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 137,931*
	8	Shared Voting Power 9,715,877**
	9	Sole Dispositive Power 137,931*
	10	Shared Dispositive Power 1,775,261***

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,853,808****
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.0%*****
14	Type of Reporting Person IN

*

Consists of 137,931 shares of Class A Common Stock. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

****

Consists of (a) 2,987,654 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*****

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Brett T. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,498*
	8	Shared Voting Power 9,715,877**
	9	Sole Dispositive Power 26,498
	10	Shared Dispositive Power 1,775,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,742,375****
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.3%*****
14	Type of Reporting Person IN

*

Consists of 26,498 shares of Class A Common Stock. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,849,723 shares of Class A Common Stock of the Issuer, and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

****

Consists of (a) 2,876,221 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*****

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

This Schedule 13D with respect to the Issuer is filed jointly by Bayou Well Holdings Company, LLC, Richard E. Agee and Brett T. Agee (collectively, the “Reporting Persons”). The Reporting Persons previously filed a Schedule 13D with respect to the Issuer jointly with Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Master Fund, LLC (collectively, the “CSL Group”), which was filed with the Securities and Exchange Commission (“SEC”) on August 28, 2017 (as originally filed and amended by Amendment No. 1 thereto, the “Original Schedule 13D”). The Reporting Persons may be deemed a group with the CSL Group for purposes of Section 13(d)(3) of the Act as a result of certain of the contractual arrangements described in Item 6 of the Original Schedule 13D. The Reporting Persons understand the CSL Group may continue to file information regarding the Issuer under Section 13 of the Act. The Reporting Persons take no responsibility for, and do not join in, any statements made or information regarding the Issuer provided by the CSL Group, except to the limited extent information regarding the Reporting Persons is provided by the Reporting Persons expressly for authorized use in the CSL Group’s report. Information regarding the CSL Group contained herein is based on information provided by the CSL Group in its separate filings under the Act.

Item 1. Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value of $0.01 per share (the “Class A Common Stock”) of Ranger Energy Services, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 800 Gessner Street, Suite 1000, Houston, Texas 77024.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 7, by the following entities and persons:

(i) Bayou Well Holdings Company, LLC (“Bayou”)

(ii) Richard E. Agee (“R. Agee”)

(iii) Brett T. Agee (“B. Agee”)

Each of R. Agee and B. Agee owns 50% of the membership interests in, and is a manager of, Bayou.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b) The principal business address of each of Bayou, R. Agee and B. Agee is 1310 W. Sam Houston Pkwy N., Houston, Texas 77043.

(c)

(i) The principal business of Bayou is investing in oil field services businesses.

(ii) The principal occupation of R. Agee is serving as Chairman of the Board of Managers and a Manager of Bayou and as the Chairman of the Board of Managers of Wapiti Energy, LLC (whose principal business is owning and operating oil and gas interests, located at 1310 W. Sam Houston Pkwy N., Houston, Texas 77043). R. Agee is also currently serving as a director on the Board of directors of the Issuer (the “Board”).

(iii) The principal occupation of B. Agee is serving as a Manager and the President and Chief Executive Officer of Bayou. B. Agee is also currently serving as a director on the Board of the Issuer.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of R. Agee and B. Agee is a citizen of the United States of America. Bayou is organized under the laws of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

R. Agee used personal funds to purchase 137,931 shares of Class A Common Stock reported herein from the Issuer on August 16, 2017 in connection with the initial public offering of Class A Common Stock of the Issuer (the “IPO”). The total purchase price for such shares was approximately $1,999,999.50.

Brett T. Agee received a total of 26,498 shares of Class A Common Stock in his capacity as a director on the Board of the Issuer in connection with the executive compensation plans of the Issuer.

All other Securities reported herein were acquired prior to the IPO pursuant to a series of contributions of assets, forgiveness of indebtedness and other reorganization transactions, all as contemplated in that certain Master Reorganization Agreement dated August 10, 2017 (the “Master Reorganization Agreement”), by and between the Issuer, REH, TEH, REH II, TEH II, CSL HI, CSL HII, CSL OII (each as defined below), Bayou and the other parties thereto pursuant to which the Issuer completed certain reorganization transactions (incorporated herein by reference).

Item 4. Purpose of Transaction

On August 16, 2017, the Issuer completed the reorganization transactions contemplated by the Master Reorganization Agreement, pursuant to which, among other things:

(a)

REH II and TEH II contributed certain of the equity interests in Ranger Energy Services, LLC (“Ranger Services”) and Torrent Energy Services, LLC (“Torrent Services” and, together with Ranger Services, the “Predecessor Companies”), respectively, to the Issuer in exchange for an aggregate of 1,638,386 shares of Class A Common Stock and an aggregate of $3.0 million to be paid to CSL HI and CSL HII, on or prior to the 18-month anniversary of the consummation of the IPO in, at the Issuer’s option, cash, shares of Class A Common Stock (with such shares to be valued based on the greater of the initial public offering price of the Class A Common Stock in such offering and a 30-day volume-weighted average price) or a combination thereof, and the Issuer contributed such equity interests to RNGR Energy Services, LLC, a Delaware limited liability company (“Ranger LLC”), in exchange for 1,638,386 shares of Ranger Units;

(b)

REH and TEH contributed the remaining membership interests in the Predecessor Companies to Ranger LLC in exchange for 5,621,491 Ranger Units and 5,621,491 shares of Class B Common Stock, which the Issuer initially issued and contributed to Ranger LLC;

(c)	the Issuer contributed all of the net proceeds received by it in the IPO to Ranger LLC in exchange for 5,862,069 Ranger Units;

(d)	Ranger LLC distributed to each of REH and TEH one share of Class B Common Stock received pursuant to (b) above for each Ranger Unit each of REH or TEH, as applicable, held; and

(e)

as consideration for the termination of certain related party loan agreements, the Issuer issued 567,895 shares of Class A Common Stock (in connection with which Ranger LLC issued 567,895 Ranger Units to the Issuer) and Ranger LLC issued an aggregate of 1,244,663 Ranger Units (and distributed a corresponding number of shares of Class B Common Stock) to the lenders thereof.

The foregoing description of the Master Reorganization Agreement is qualified in its entirety by reference to the Master Reorganization Agreement, which is attached as Exhibit 1 hereto and is incorporated by reference herein.

REH, TEH, CSL OII and Bayou each have the right to exchange their Ranger Units (along with an equivalent number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis (or, at Ranger LLC’s option, for cash) pursuant to the terms of the Ranger LLCA (attached as Exhibit 4 hereto and incorporated by reference herein).

CSL OII, CSL HII, REH, REH II, TEH, TEH II (collectively, the “CSL Stockholders”), Bayou and the Issuer entered into that certain Stockholders’ Agreement dated August 16, 2017 (the “Stockholders’ Agreement”), by and between the Issuer, and the CSL Stockholders (together with their affiliates that become parties to the Stockholders’ Agreement, “CSL”) and Bayou, whereby, among other things, the CSL Stockholders and Bayou agreed to take all necessary action, including by voting at any annual or special meeting of stockholders, so as to ensure that the composition of the Board and its committees is as required by the Stockholders’ Agreement. Further, the Stockholders’ Agreement provides that the transfer of Securities by either REH or REH II will require the approval of each of such CSL Stockholders; provided, however, that any such transfer by REH II made without a corresponding transfer by REH, with the amounts of such corresponding transfers in proportion to such CSL Stockholder’s aggregate ownership of the Securities, shall require the further prior written approval of Bayou. Any transfer of the Securities by either TEH or TEH II will require the approval of each of such CSL Stockholders, but will not require the approval of Bayou. The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the Stockholders’ Agreement, which is Exhibit 2 hereto and is incorporated by reference herein.

Additionally, certain of the Reporting Persons are parties to the Ranger LLCA, that certain letter agreement by and between Bayou and CSL Capital Management, LLC (the “Letter Agreement”), that certain Tax Receivable Agreement dated August 16, 2017 (the “Tax Receivable Agreement”), by and between REH, TEH, CSL OII and Bayou, that certain Registration Rights Agreement dated August 16, 2017 (the “Registration Rights Agreement”), by and between REH, TEH, REH II, TES II, CSL OII, CSL HII and Bayou and certain lock-up agreements entered into with the underwriters to the IPO of the Issuer. The Letter Agreement, Tax Receivable Agreement, and Registration Rights Agreement are included as Exhibit 3, 5 and 6 hereto and are incorporated by reference herein.

Each of the Reporting Persons may be deemed a group with the CSL Group for the purposes of Section 13(d)(3) of the Act as a result of certain of the contractual arrangements described in Item 6 of the Original Schedule 13D. This is the sole purpose for which the Reporting Persons are filing this Schedule 13D, namely to comply with Section 13(d) of the Act and the corresponding rules and regulations promulgated by the SEC.

The Reporting Persons acquired, and presently hold, the Securities reported herein for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as disclosed in this Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Persons collectively beneficially own 9,880,306 shares of Class A Common Stock, representing 63.2% of the Class A Common Stock, based on (A) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (B) assuming that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Persons as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(i)	Bayou

(a)

As of the date hereof, Bayou may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA are held directly by Bayou;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII, is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou.

3.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL Energy Holdings II, LLC (“CSL HII”), as, pursuant to the Stockholders’ Agreement, which provided CSL and Bayou with the right to designate a number of nominees (each Bayou nominee, a “Bayou Director”) to the Board, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

4.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by Ranger Energy Holdings II, LLC (“REH II”), as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

5.

313,125 shares of issued and outstanding Class A Common Stock held directly by Torrent Energy Holdings II, LLC (“TEH II”), as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

6.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by Ranger Energy Holdings, LLC (“REH”), as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

7.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by Torrent Energy Holdings, LLC (“TEH”), as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou; and

8.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by CSL Energy Opportunities Fund II, L.P. (“CSL OII”), as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,775,261

(ii)	R. Agee

(a)

As of the date hereof, R. Agee may be deemed the beneficial owner of 9,853,808 shares of Class A Common Stock, constituting approximately 63.0% of the shares of Class A Common Stock, consisting of the following:

1.	137,931 shares of issued and outstanding Class A Common Stock held directly by R. Agee;

2.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA are held directly by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

3.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII, is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou.

4.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

5.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

6.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

7.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

8.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally; and

9.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 137,931

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 137,931

4.	Shared power to dispose or direct the disposition: 1,775,261

(iii)	B. Agee

(a)

As of the date hereof, B. Agee may be deemed the beneficial owner of 9,742,375 shares of Class A Common Stock, constituting approximately 62.3% of the shares of Class A Common Stock, consisting of the following:

1.	26,498 shares of issued and outstanding Class A Common Stock held directly by B. Agee;

2.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA are held directly by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

3.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII, is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou.

4.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

5.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

6.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

7.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

8.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally; and

8.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 26,498

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 26,498

4.	Shared power to dispose or direct the disposition: 1,775,261

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

On August 28, 2017, the Reporting Persons entered into a Joint Filing Agreement (the “CSL Joint Filing Agreement”) with the CSL Group in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Reporting Persons have determined that they will no longer file a joint Schedule 13D with the CSL Group, and immediately after the filing of Amendment No. 1 to the Original Schedule 13D, the obligations of the Reporting Persons under the CSL Joint Filing Agreement to file any future amendments to the Original Schedule 13D jointly shall terminate.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Master Reorganization Agreement, dated as of August 10, 2017, by and among Ranger Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings, LLC, Torrent Energy Holdings II, LLC, RNGR Energy Services, LLC, Ranger Energy Services, Inc. and the other parties thereto (incorporated herein by reference to Exhibit 2.1 to the Ranger Energy Services, Inc. Current Report on Form 8-K filed on August 16, 2017)

Exhibit 2	Stockholders’ Agreement, dated as of August 16, 2017, by and among Ranger Energy Services, Inc., Ranger Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings, LLC, Torrent Energy Holdings II, LLC, CSL Energy Opportunities Fund II, L.P., CSL Energy Holdings II, LLC, and Bayou Well Holdings Company, LLC (incorporated herein by reference to Exhibit 4.2 to the Ranger Energy Services, Inc. Current Report on Form 8-K filed on August 22, 2017)

Exhibit 3	Letter Agreement, dated as of August 16, 2017, by Bayou Well Holdings Company, LLC and acknowledged by CSL Capital Management, LLC (incorporated herein by reference to Exhibit 3 to the Schedule 13D with respect to the Issuer filed on August 28, 2017)

Exhibit 4	Amended and Restated Limited Liability Company Agreement of RNGR Energy Services, LLC, dated as of August 16, 2017, by and among RNGR Energy Services, LLC, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, CSL Energy Opportunities Fund II, L.P., Bayou Well Holdings Company, LLC and Ranger Energy Services, Inc. (incorporated herein by reference to Exhibit 10.1 to the Ranger Energy Services, Inc. Current Report on Form 8-K filed on August 22, 2017)

Exhibit 5	Tax Receivable Agreement, dated as of August 16, 2017 by and among Ranger Energy Services, Inc., CSL Capital Management, LLC, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, CSL Energy Opportunities Fund II, L.P. and Bayou Well Holdings Company, LLC (incorporated herein by reference to Exhibit 10.2 to the Ranger Energy Services, Inc. Current Report on Form 8-K filed on August 22, 2017)

Exhibit 6	Registration Rights Agreement, dated as of August 16, 2017 by and among Ranger Energy Services, Inc., Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, CSL Energy Opportunities Fund II, L.P., CSL Energy Holdings II, LLC, Bayou Well Holdings Company, LLC and the other parties thereto (incorporated herein by reference to Exhibit 4.1 to the Ranger Energy Services, Inc. Current Report on Form 8-K filed on August 22, 2017)

Exhibit 7	Joint Filing Agreement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2019

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee